Exhibit 99.1

Enerplus Announces Conference Call for 2015 First Quarter Results and Annual General Meeting Webcast

CALGARY, April 9, 2015 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing our operating and financial results for the first quarter of 2015 at 4:00 AM MT (6:00 AM ET) on Friday, May 8, 2015. A conference call hosted by Mr. Ian C. Dundas will be held at 8:00 AM MT (10:00 AM ET) to discuss these results. Details of the conference call are as follows:

Q1 Results Live Conference Call

Date:	Friday, May 8, 2015
Time:	8:00 AM MT (10:00 AM ET)
Dial-In:	647-427-7450
1-888-231-8191 (toll free)
Audiocast: http://www.newswire.ca/en/webcast/detail/1508249/1681339

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)
Passcode:	16479542

Annual General Meeting

Enerplus Corporation will also be hosting our Annual General Meeting on Friday, May 8, 2015 at 10:00 AM MT (12:00 PM ET) at the TELUS Convention Centre, 120 – 9th Ave SE, Glen Room 206 in Calgary, Alberta. Mr. Ian C. Dundas, President and CEO will provide an update on Enerplus' operations starting at approximately 10:10 AM MT (12:10 PM ET). This update will be available via webcast.  Details are below:

Date:	Friday, May 8, 2015
Time:	10:10 AM MT (12:10 PM ET)
Webcast:	http://event.on24.com/r.htm?e=971302&s=1&k=06A707D2D4FA3416DAB42925B7F5605F

A replay of the webcast will be available after the meeting on our website at www.enerplus.com.

Electronic copies of our 2014 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 18:30e 09-APR-15